DGAP-News: AIXTRON SE / Key word(s): Takeover
GCI to launch offer for AIXTRON SE

23.05.2016 / 07:52
The issuer is solely responsible for the content of this announcement.

GCI to launch offer for AIXTRON SE

- Chinese investor Fujian Grand Chip Investment Fund LP (FGC) will launch a voluntary public takeover offer through its indirect German subsidiary Grand Chip Investment GmbH (GCI) for AIXTRON SE

- Voluntary public takeover offer will be for all of AIXTRON's outstanding shares - including shares represented by American depository shares ("ADS")

- Shareholders will be offered 6.00 Euros in cash per AIXTRON share valuing AIXTRON at approximately 670 million Euros

- The offer reflects a 50.7% premium to three month volume weighted average share price prior to announcement

- AIXTRON and FGC view the transaction as an opportunity to grow and to expand the company and its workforce - the transaction is not directed towards cost or staff reductions

- R&D competency & technologies will be maintained at AIXTRON's existing technology centers

- AIXTRON shall further strengthen its technology and IP portfolio, which shall remain vested with AIXTRON

- AIXTRON's legal domicile and headquarters will remain in Herzogenrath, Germany

- Executive and Supervisory Board support the transaction

- AIXTRON's customers will benefit from further enhancement of strong product portfolio and customer support

Herzogenrath, May 23, 2016 - AIXTRON SE (FSE: AIX; NASDAQ: AIXG) and the Fujian Grand Chip Investment Fund LP ("FGC") today announced that AIXTRON SE ("AIXTRON") and Grand Chip Investment GmbH ("GCI"), a 100% indirect subsidiary of FGC, have entered into an agreement. FGC is a Chinese investment fund which is controlled and managed by Mr. Zhendong Liu ("Mr. Liu"), FGC's Managing Partner. Mr. Liu is a Chinese businessman and private investor.

Pursuant to the agreement, GCI will launch a voluntary public takeover offer to acquire all of the outstanding ordinary shares, including all ordinary shares represented by AIXTRON ADS. Under the terms of the agreement, AIXTRON shareholders will be offered 6.00 Euros in cash per each ordinary share. The transaction values AIXTRON's equity, including net cash, at approximately 670 million Euros and reflects a 50.7% premium to the three-month volume weighted average share price prior to announcement.

This transaction will support the long-term future of AIXTRON. In a rapidly changing market environment, the transaction provides the opportunity for AIXTRON to continue its investment in its R&D portfolio to enable future growth across AIXTRON's technology areas.

The transaction will support AIXTRON's long-term R&D activities to bring new products and technologies to market, support the execution of AIXTRON's current strategy and technology roadmaps and improve AIXTRON's ability to compete and grow in China.

Executive and Supervisory Board support the transaction. "We fully support this transaction as it provides immediate value to our shareholders while also enabling AIXTRON to bring their new products to market. With FGC we have found a partner that will provide local market insights to support our business objectives in Asia," said Kim Schindelhauer, Chairman of the Supervisory Board of AIXTRON.

"The transaction allows us to address our short term challenges, and to strengthen our long-term future prospects by enabling us to execute on our roadmaps across all our technology areas," said Martin Goetzeler, Chief Executive Officer of AIXTRON. "The transaction also is great news for our employees. It will provide us with a long-term horizon to promote the further development of new products, and we will need the best talent to do so. In addition, our customers will benefit from stronger support and execution of their roadmaps", he adds. Both AIXTRON and FGC view the transaction as an opportunity to grow and expand the Company and its workforce and have agreed that the transaction is not directed towards cost or staff reductions.

FGC to support AIXTRON's strategy

"Through this transaction we will support AIXTRON in gaining stronger access to the Chinese market and establishing AIXTRON as a local provider amongst Chinese partners. We are committed to support the necessary investments for AIXTRON and to enhance its product portfolio. We share the vision to further develop AIXTRON to become one of the top players in the semiconductor industry. AIXTRON is a cornerstone in our overall investment strategy", said Mr. Liu, Managing Partner of FGC. "This transaction is a good deal for everyone. Enabling future growth for AIXTRON will lead to a strengthening of the employee base. Customers will continue to be provided with the excellent standard in quality that AIXTRON is known for as well as state of the art new technologies and products," he adds.

FGC intends to support AIXTRON's strategy going forward. AIXTRON's legal domicile, headquarters will remain in Herzogenrath, Germany. R&D competency and AIXTRON's existing technology will be maintained at the existing technology centers. FGC has also agreed that AIXTRON shall further strengthen its technology and IP Portfolio, which shall remain vested with AIXTRON, including in Germany. AIXTRON's existing global set up will be maintained and expanded with AIXTRON's three technology hubs in Herzogenrath (Germany), Cambridge (UK) and Sunnyvale (USA) leveraging their close proximity to leading high tech eco-systems and the core markets for its technology. Further international technology hubs may be established.

Management remains in place and governance continuity is ensured

Martin Goetzeler is to remain CEO of AIXTRON and Dr. Bernd Schulte is to remain in his function as COO. The Management Board will be fully supported by FGC in the continuous execution of AIXTRON's strategy and business plan.

AIXTRON's Supervisory Board shall continue to consist of six members.

Transaction Structure

The transaction will be implemented through a voluntary public takeover offer of GCI for all outstanding ordinary shares of AIXTRON, including all shares of AIXTRON represented by AIXTRON ADS.

GCI expects the offer to commence in July 2016 after approval of the offer document by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungs-aufsicht / BaFin). The offer will be subject to certain conditions precedent, including regulatory approvals and a minimum acceptance threshold of 60% of all of AIXTRON's issued shares, including shares represented by ADS.

Closing is expected in the second half of 2016.

Financing Structure of the Transaction

Approximately RMB 1.7 billion, equal to approx. EUR 231 million , of equity financing will be provided by FGC. The remainder of the transaction is to be financed by debt facilities.

Advisors

J.P. Morgan is acting as financial advisor to AIXTRON, and White & Case LLP is serving as legal advisor, to AIXTRON. Buttonwood Finance Ltd. is acting as investment advisor and Deutsche Bank is acting as financial advisor to FGC, and Paul Hastings LLP and Glade Michel Wirtz are serving as legal advisors to FGC.

Retail investor information

Any AIXTRON shareholder who has questions pertaining to this announcement can call 00 800 3917 3917 or +49 89 30 90 3290 for more information on the offer. Further information on the transaction can be found on www.grandchip-aixtron.com.

Details for German Press Call

AIXTRON will present the transaction on a media call taking place at 10:00 a.m. CEST. The media call will take place in German. Both the presentation and access to the call are available via AIXTRON's website at www.aixtron.com. The conference call will last approximately one hour. Participants can dial in 10 minutes prior to the session. Details for the call are as follows:

+49 69 247471831 Germany

+1 212 4440297 United States

AIXTRON Analyst and Investor Call Details

AIXTRON will hold an analyst and investor conference call to present the transaction today at 3:00 p.m. CEST. Both the presentation and access to the call are available via AIXTRON's website at www.aixtron.com. The conference call will last approximately one hour. Participants can dial in 10 minutes prior to the session. Details for the call are as follows:

+49 69 247501899 Germany

+1 212 4440297 United States

CONTACTS

Investor Relations

Guido Pickert
+49 2407 9030 444
G.Pickert@aixtron.com

Media Relations

Dr. Marc Langendorf, Brunswick Group
+49 89 80 99 025 17
mlangendorf@brunswickgroup.com

About AIXTRON

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. AIXTRON was founded in 1983 and is headquartered in Herzogenrath (near Aachen), Germany, with subsidiaries and sales offices in Asia, United States and in Europe. Aixtron's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in a broad range of innovative applications, technologies and industries. These include LED applications, display technologies, data storage, data transmission, energy management and conversion, communication, signalling and lighting as well as a range of other leading-edge technologies.

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please visit our website at: www.aixtron.com.

About FGC

FGC is an investment fund which is controlled and managed by Zhendong Liu, a Chinese businessman and private investor. FGC is owned to 51% by Mr. Liu and to 49% by Xiamen Bohao Investment Ltd., an investment entity indirectly controlled by Chinese private investors Mr. Zhongyao Wang and Mr. Wanming Huang.

Additional information

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE has not commenced. The terms and conditions of the takeover offer will be published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) will be made only pursuant to the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin"). Once Grand Chip Investment GmbH has obtained the necessary permission from BaFin, the offer document and related offer materials will be published in Germany and also filed with the U.S. Securities and Exchange Commission (the "SEC") in a Tender Offer Statement on Schedule TO at the time the takeover offer is commenced. AIXTRON SE intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer; in addition, AIXTRON SE's Management Board and Supervisory Board will publish a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer will, among other things, be published on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/ Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board's statement pursuant to Sec. 27 WpÜG will contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, will govern the terms and conditions of the takeover offer. Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC will be available at no charge on the SEC's web site at www.sec.gov. In addition, Grand Chip Investment GmbH's Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

In this document, unless the context otherwise requires, references to ''AIXTRON", "the AIXTRON Group'', the ''Group'' or ''the Company'' are to AIXTRON SE and its consolidated subsidiaries. References to ''Management'' are to the Executive Board of AIXTRON SE.

Cautionary statement regarding forward-looking statements

This document contains forward-looking statements, including statements regarding the expected consummation of the proposed transaction and AIXTRON SE's future performance, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the transaction, the possibility that the transaction will not be completed, the failure to retain key AIXTRON SE employees, customers and partners, uncertainty regarding the anticipated benefits of the transaction and the failure of the parties to achieve anticipated goals of the transaction, and other risks and uncertainties discussed in AIXTRON SE's public filings with the SEC, including the "Risk Factors" section of AIXTRON SE's Form 20-F filed on February 23, 2016, as well as the offer document to be filed by Grand Chip Investment GmbH, the Solicitation/Recommendation Statement to be filed by AIXTRON SE and the statement pursuant to Sec. 27 WpÜG to be published by AIXTRON SE's Management and Supervisory Board. These documents and statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIXTRON SE and Grand Chip Investment GmbH, that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. AIXTRON SE undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

23.05.2016 Dissemination of a Corporate News, transmitted by DGAP - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement.

The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.dgap.de

Language:	English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Phone:	+49 (2407) 9030-0
Fax:	+49 (2407) 9030-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041
WKN:	A0WMPJ, A0D82P
Indices:	TecDAX
Listed:	Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Munich, Stuttgart; Terminbörse EUREX; Nasdaq

End of News DGAP News Service

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